Exhibit 99.1

Meihua International Medical Technologies Co., Ltd.

Announces Closing of Initial $6 Million Tranche of Potential $50.5 Million Maximum Offering

YANGZHOU, China, January 2, 2024 /PRNewswire/ -- Meihua International Medical Technologies Co., Ltd. (“MHUA” or the “Company”) (NASDAQ: MHUA), a reputable manufacturer and provider of Class I, II and III disposable medical devices with operating subsidiaries in China, today announced the closing of its previously disclosed registered direct offering with certain accredited institutional investors to purchase an initial $6 million tranche in the offering of up to $50.5 million of its 7% Original Issue Discount Senior Convertible Promissory Notes (the “Initial Notes”), and five-year ordinary share purchase warrants to purchase 1,205,255 ordinary shares of the Company (the “Initial Warrants”), exercisable at $2.9869 per ordinary share, in a concurrent private placement, for gross proceeds of approximately $5,580,000.

After deducting the placement agent’s commission and other offering expenses payable by the Company, the net proceeds to the Company were approximately $4,800,000. The Company intends to use the net proceeds for general working capital purposes.

Maxim Group LLC is acting as the sole placement agent for the offering.

The Initial Notes and the ordinary shares issuable upon conversion of the Initial Notes are being sold pursuant to a shelf registration statement on Form F-3 (File No. 333-274194), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 24, 2023, amended on September 25, 2023 and September 29, 2023, and declared effective on September 29, 2023. Such securities were offered only by means of a prospectus supplement to such registration statement. Such prospectus supplement and accompanying base prospectus relating to and describing the terms of the registered direct offering were filed with the SEC on January 2, 2024. When available, copies of such prospectus supplement and accompanying base prospectus may be obtained at the SEC’s website www.sec.gov or by contacting Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, at 212-895-3745.

The Initial Warrants, and the ordinary shares issuable upon exercise of the Initial Warrants, were sold in a concurrent private placement pursuant to an exemption from registration in accordance with Section 4(a)(2) of the Securities Act, as amended, and/or Regulation D promulgated thereunder.

This press release does not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Meihua International Medical Technologies Co., Ltd.

Meihua International Medical Technologies is a reputable manufacturer and provider of Class I, II and III disposable medical devices with operating subsidiaries in China. The Company manufactures and sells Class I disposable medical devices, such as HDPE bottles for tablets and LDPE bottles for eye drops, throat strips, and anal bags, and Class II and III disposable medical devices, such as disposable identification bracelets, gynecological examination kits, inspection kits, surgical kits, medical brushes, medical dressing, medical catheters, uterine tissue suction tables, virus sampling tubes, disposable infusion pumps, electronic pumps and anesthesia puncture kits, among other products which are sold under Meihua’s own brands and are also sourced and distributed from other manufacturers. The Company has received an international “CE” certification and ISO 13485 system certification and has also registered with the FDA (registration number: 3006554788) for over 20 Class I products. The Company has served hospitals, pharmacies, medical institutions and medical equipment companies for more than 30 years, providing over 1,000 types of products for domestic sales, as well as over 120 products which are exported to more than 30 countries internationally across Europe, North America, South America, Asia, Africa and Oceania. For more information, please visit www.meihuamed.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, its ability to raise funds pursuant to such securities purchase agreement described above, the Company’s future business development and plans of future business development, including its ability to successfully develop robotic assisted surgery systems and obtain licensure and certification for such systems, financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its annual report on Form 20-F, as amended, filed with the SEC on August 29, 2023, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Janice Wang

Wealth Financial Services LLC

Phone:

+86 13811768599

+1 628 283 9214

Email: services@wealthfsllc.com